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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                                      Ixia
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45071R109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 8, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)

[ ]   Rule 13d-1(c)

[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).





Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



                               Page 1 of 8 Pages

-------------------
CUSIP No. 45071R109
-------------------




--------------------------------------------------------------------------------

      1           NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                          Technology Capital Group S.A.
--------------------------------------------------------------------------------

      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                  (See Instructions)                                  (b) [ ]
--------------------------------------------------------------------------------

      3           SEC USE ONLY
--------------------------------------------------------------------------------

      4           CITIZENSHIP OR PLACE OF ORGANIZATION                Luxembourg
--------------------------------------------------------------------------------

                     5     SOLE VOTING POWER               0 shares
    NUMBER        --------------------------------------------------------------
      OF
    SHARES           6     SHARED VOTING POWER             24,347,000 shares,
 BENEFICIALLY              the voting power of which is shared with Compagnie
    OWNED                  Fiduciaire Trustees Limited, as trustee of the
      BY                   Capital Group Trust under Trust Deed dated February
EACH REPORTING             8, 2005. As of February 8, 2005, the Capital Group
    PERSON                 Trust acquired by gift substantially all of the
     WITH                  equity interest in Technology Capital Group S.A.
                  --------------------------------------------------------------
                     7     SOLE DISPOSITIVE POWER          0 shares
                  --------------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER        24,347,000 shares,
                           the dispositive power of which is shared with
                           Compagnie Fiduciaire Trustees Limited, as trustee of
                           the Capital Group Trust under The Capital Group Trust
                           Deed dated February 8, 2005. As of February 8,
                           2005, the Capital Group Trust acquired by gift
                           substantially all of the equity interest in
                           Technology Capital Group S.A.
--------------------------------------------------------------------------------

      9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            24,347,000 shares
--------------------------------------------------------------------------------

      10          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDED CERTAIN
                  SHARES
                  (See Instructions)                                       [ ]
--------------------------------------------------------------------------------

      11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)      39.5%
--------------------------------------------------------------------------------
      12          TYPE OF REPORTING PERSON (See Instructions)               CO
--------------------------------------------------------------------------------



                               Page 2 of 8 Pages

-------------------
CUSIP No. 45071R109
-------------------




--------------------------------------------------------------------------------

      1           NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                          Stephane Ratel
--------------------------------------------------------------------------------

      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                  (See Instructions)                                  (b) [ ]
--------------------------------------------------------------------------------

      3           SEC USE ONLY
--------------------------------------------------------------------------------

      4           CITIZENSHIP OR PLACE OF ORGANIZATION                France
--------------------------------------------------------------------------------

                     5     SOLE VOTING POWER               0 shares
    NUMBER        --------------------------------------------------------------
      OF             6     SHARED VOTING POWER             0 shares
    SHARES        --------------------------------------------------------------
 BENEFICIALLY        7     SOLE DISPOSITIVE POWER          0 shares
    OWNED         --------------------------------------------------------------
      BY             8     SHARED DISPOSITIVE POWER        0 shares
EACH REPORTING
    PERSON
     WITH
--------------------------------------------------------------------------------

      9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           0 shares
--------------------------------------------------------------------------------

      10          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDED CERTAIN
                  SHARES
                  (See Instructions)                                       [ ]
--------------------------------------------------------------------------------

      11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)         0%
--------------------------------------------------------------------------------

      12          TYPE OF REPORTING PERSON (See Instructions)               IN
--------------------------------------------------------------------------------



                               Page 3 of 8 Pages

-------------------
CUSIP No. 45071R109
-------------------



ITEM 1(a)    NAME OF ISSUER:

             Ixia

ITEM 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:


             26601 West Agoura Road, Calabasas, CA  91302

ITEM 2(a)    NAME OF PERSON FILING:

             This Statement is being filed by Technology Capital Group S.A. and Stephane Ratel, who are sometimes together referred to as the "Reporting Persons." Technology Capital Group S.A. is a Luxembourg corporation. Stephane Ratel is a French citizen who, until February 8, 2005, was the principal beneficial owner of the equity interest in Technology Capital Group S.A.

             Technology Capital Group S.A. intends, on or about the date of the filing of this Schedule 13G, to separately file a statement on
             Schedule 13D to report its continuing beneficial ownership of more than five percent of the Common Stock of Ixia.

ITEM 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             The address of the principal business office of Technology Capital Group S.A. is 5, boulevard de la Foire, L-1528 Luxembourg, Grand-Duchy of Luxembourg. The address of the principal business office of Mr. Ratel is c/o Technology Capital Group S.A., 5, boulevard de la Foire, L-1528 Luxembourg, Grand-Duchy of Luxembourg.

ITEM 2(c)    CITIZENSHIP:

             Technology Capital Group S.A. is a Luxembourg corporation. Mr. Ratel is a French citizen.

ITEM 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock

ITEM 2(e)    CUSIP NUMBER:

             45071R109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

             (a) [ ] Broker or dealer registered under section 15 of the Act
                     (15 U.S.C. 78o).

             (b) [ ] Bank as defined in section 3(a)(6) of the Act
                     (15 U.S.C. 78c).

             (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
                     (15 U.S.C. 78c).

             (d) [ ] Investment company registered under section 8 of the
                     Investment Company Act of 1940 (15 U.S.C. 80a-8).


                               Page 4 of 8 Pages

-------------------
CUSIP No. 45071R109
-------------------



             (e) [ ] An investment adviser in accordance with Section
                     240.13d-1(b)(1)(ii)(E).

             (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

             (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

             (h) [ ] A savings associations as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813).

             (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

             (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

             Not applicable

ITEM 4.      OWNERSHIP:

             Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

             The following information with respect to the ownership of Ixia's Common Stock by the Reporting Persons is provided as of February 8, 2005, provided that percentage information is calculated based upon the number of outstanding shares of Common Stock as reported in the Company's Form 10-Q for the quarter ended September 30, 2004:

             (a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

             (b) Percent of class: See Row 11 of cover page for each Reporting Person.

             (c)     Number of shares as to which the person has:

                     (i) Sole power to vote or direct the vote: See Row 5 of cover page for each Reporting Person.

                     (ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

                     (iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

                     (iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

             Instruction: For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d3(d)(1).


                               Page 5 of 8 Pages

-------------------
CUSIP No. 45071R109
-------------------




ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

             Instruction: Dissolution of a group required a response to this item.

             This statement is being filed to report that one of the Reporting Persons, Stephane Ratel, has ceased to be the beneficial owner of more than five percent of the Common Stock of Ixia.

             Technology Capital Group S.A. will continue the reporting of its beneficial ownership of the Common Stock of Ixia on a Schedule 13D filed jointly with the trust to which Mr. Ratel has transferred, by gift, his equity interest in Technology Capital Group S.A.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

             To the best knowledge of each of the Reporting Persons, no person other than Technology Capital Group S.A. and the trust to which Mr. Ratel has transferred his equity interest in Technology Capital Group S.A (i.e., Compagnie Fiduciaire Trustees Limited, as Trustee of the Capital Group Trust under Trust Deed dated February 8,
             2005), has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ixia Common Stock owned by the Reporting Persons.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

             Not applicable

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

             Not applicable

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP:

             Not applicable

ITEM 10.     CERTIFICATION:

             Not applicable


                               Page 6 of 8 Pages

-------------------
CUSIP No. 45071R109
-------------------



                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Date:  February 8, 2005

                                       TECHNOLOGY CAPITAL GROUP S.A.


                                       By:  /s/ Pierre Lentz
                                            ------------------------------------

                                       Print Name: Pierre Lentz
                                                  ------------------------------

                                       Title: Director
                                             -----------------------------------


                                       By:  /s/ Guy Hornick
                                          --------------------------------------

                                       Print Name: Guy Hornick
                                                  ------------------------------

                                       Title: Director
                                              ----------------------------------


                                       Signature:      /s/ Stephane Ratel
                                                 -------------------------------
                                                           Stephane Ratel




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



                               Page 7 of 8 Pages

-------------------
CUSIP No. 45071R109
-------------------



                                  EXHIBIT INDEX

 Exhibit Number     Exhibit                                    Page
 --------------     -------                                    ----
        1           Agreement to File Joint Statements on      Page 8 of 8 pages
                    Schedule 13G(1)


----------
(1)     Incorporated by reference to the Reporting Persons' Amendment No. 3 to
        Schedule 13G filed with the Commission on February 17, 2004.




                               Page 8 of 8 Pages